Contact

www.linkedin.com/in/chad-carlson
(LinkedIn)

Top Skills

BPO
Operations Management
Outsourcing

Chad Carlson

Board of Directors
Denver, Colorado, United States

Summary

Experienced CEO with a demonstrated history of working in the business services and outsourcing/offshoring industry. Strong executive leader skilled in Operations Management, Information Technology, Business Development and Team Building.

Experience

The InFluence Board
Board Of Directors
October 2019 - Present (3 years 9 months)
Greater Denver Area

The Influence Board – solving the problem of cold calling
Cold calling is the most prevalent way of securing business meetings – but let's face it, neither the salesperson nor the business leader is a fan of the process. Cold calling is time consuming, costly, and inefficient.
The Influence Board was born from nine years of discussions and collaboration with some of the top executives of the largest companies in the U.S. – with their
advice on how to solve the cold calling problem.
For vendors – a way to cut through the noise and
get the attention needed.
For executives – a way to intelligently filter vendor
requests for relevancy, and a mechanism to raise money for charitable causes.
Get meetings faster, close deals sooner, and make the world a better place at www.InfluenceBoard.com.

Stop Cold Calling: https://vimeo.com/325018051
Be a Fundraising Hero: https://vimeo.com/306273966

ResultsCX
3 years 1 month

Director

January 2022 - January 2023 (1 year 1 month)
Denver, Colorado, United States

President and CEO, Director
January 2020 - January 2022 (2 years 1 month)

StarTek
9 years

President & CEO, Director
June 2011 - January 2019 (7 years 8 months)
Greater Denver Area

Publicly traded (NYSE: SRT)- Startek is a leading global provider of technology-enabled business process outsourcing solutions. The company provides omni-channel customer experience management, back office and technology services to corporations around the world across a range of industries. The company has more than 45,000 outsourcing experts across 54 delivery campuses worldwide that are committed to delivering transformative customer experience for clients.

EVP & COO
2010 - July 2011 (1 year)

Sitel Corporation
9 years

Executive Vice President, Global Operations
June 2008 - March 2010 (1 year 10 months)

EVP
2001 - 2010 (9 years)

ClientLogic
COO, Americas & APAC
2003 - 2007 (4 years)

Sykes
EVP, Americas Operations
1995 - 2002 (7 years)

Education

Penn State University

BS, Business Logistics · (1984 - 1988)